July 20, 2018

VIA EDGAR

Mr. James E. O’Connor

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

Re:	Great Elm Capital Corp.
Registration Statement on Form N-2
Post-Effective Amendment No. 1
Filed May 18, 2018
File No. 333-217222

Dear Mr. O’Connor and Ms. Fettig:

Great Elm Capital Corp. (“GECC”) submits this letter in response to the oral comments of the staff (the “Staff”) of the Division of Investment Management of the U.S. Securities and Exchange Commission received by telephone on June 26, 2018 and June 28, 2018, relating to Post-Effective Amendment No. 1 to GECC’s Registration Statement on Form N-2 (the “Registration Statement”) filed on May 18, 2018.

Simultaneously herewith, GECC has filed Post-Effective Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”).

Prospectus Cover Page

1.    Please disclose the amount of the receivable due from the selling stockholders for the fees and expenses incurred by GECC in connection with the sale of the secondary shares, as well as the entire amount of those fees and expenses.

RESPONSE: In response to the Staff’s comment, GECC added the requested disclosure on the prospectus cover page and on pages 35 and 106 of the Amended Registration Statement.

2.    Please disclose the percentage of GECC’s net investment income that was payment-in-kind (“PIK”) income for the quarter ended March 31, 2018. Please disclose how the interest owed on the Avanti Communications Group plc (“Avanti”) notes was treated as a result of the Avanti novation. Is any of the interest accrued on the Avanti securities treated as still collectible?

RESPONSE: In response to the Staff’s comment, GECC added the percentage of GECC’s total interest income that was PIK income for the quarter ended March 31, 2018 on the prospectus

U.S. Securities and Exchange Commission

Division of Investment Management

July 20, 2018

cover page. GECC notes for the Staff that it has calculated this percentage using total interest income rather than net investment income. Given that the amount of Avanti interest income is a gross number (which includes expenses) and net investment income is a net number (which excludes portfolio expenses), we believe that total interest income instead of net investment income provides a more accurate portrayal of the portion of GECC’s interest income represented by Avanti.

Further, GECC has added the requested disclosure regarding the treatment of the interest owed on the Avanti notes as a result of the Avanti novation on pages 4 and 11 of the Amended Registration Statement. GECC notes for the Staff that in connection with the Avanti restructuring, which closed on April 26, 2018 (the “Closing Date”), all accrued interest on Avanti’s third lien senior secured notes (the “Notes”) through March 31, 2018 was converted into additional shares of Avanti common equity. As part of the restructuring, all holders of the Notes, including GECC, agreed to waive any interest on the Notes following April 1, 2018 and, as a result, no interest following such date was accrued. Any realized gain or loss resulting from this debt-for-equity conversion will only be determined at such time as the as-converted Avanti common shares may be sold.

GECC continues to receive PIK interest income from its portfolio investment in Avanti’s outstanding second lien senior secured notes due 2021 as described in the Amended Registration Statement. In connection with the restructuring, such notes became “pay-if-you-can,” such that interest on such notes is payable-in-kind unless Avanti has sufficient excess liquidity to pay such notes in cash.

Prospectus Summary, Page 4

3.    We note that the Avanti restructuring closed on April 26, 2018. Please disclose, for the period from the date of the novation to the date of the prospectus: the dollar amount of any loss, any decrease in net asset value (in dollars and as a percentage of net asset value) and any decrease in the price per common share of GECC (in dollars and as a percentage of the price).

RESPONSE: In response to the Staff’s comment, GECC notes for the Staff that, because the market value of Avanti common equity based on its closing price on July 19, 2018 was greater than the market value of the Notes based on the price of the Notes on the Closing Date, no loss, decrease in net asset value, or decrease in the price per common share of GECC has occurred as a result of the debt-for-equity conversion. As described in response to Comment 2 above, any realized gain or loss resulting from this debt-for-equity conversion will only be determined at such time as the as-converted Avanti common shares may be sold.

Fees and Expenses, Pages 6-7

4.    Please disclose the period for which interest is calculated and confirm that the “Interest payments on borrowed funds” amount shown in the fee table includes the interest owed on all outstanding debt for that period. Please also disclose in Footnote 6 that GECC has received shareholder approval to double the amount of its previously permitted leverage. Please also disclose in Footnote 6 whether GECC has any current intention to increase its leverage and, if so, to what extent.

U.S. Securities and Exchange Commission

Division of Investment Management

July 20, 2018

RESPONSE: In response to the Staff’s comment, GECC added the requested disclosure on page 6 of the Amended Registration Statement. Further, GECC confirms that the interest is calculated on an annual basis, as currently stated in the aforementioned Footnote 6, and that the “Interest payments on borrowed funds” amount shown in the fee table includes the interest owed on all outstanding debt for the period reflected.

5.    The hypothetical expense example on page 7 of the Registration Statement does not appear to make sense because at a 5% annual return the income incentive fee would be less than the hurdle rate, but, if all of the 5% annual return were capital gains, the entire amount would be subject to the 20% capital gains incentive fee. The additional expense of the capital gains incentive fee should cause the second row of the example to exceed the first row. Please verify the calculations in the hypothetical expense example.

RESPONSE: In response to the Staff’s comment, GECC has revised the example on page 7 of the Amended Registration Statement and has revised the corresponding disclosure.

6.    Please confirm that the “Fees and Expenses” table on page 6 of the Registration Statement includes estimates for excise taxes.

RESPONSE: In response to the Staff’s comment, GECC confirms that the “Fees and Expenses” table includes estimates for excise taxes.

7.    We note that GECC’s stockholders have approved the 150% asset coverage ratio test, permitting GECC to double the amount of its previously permitted leverage. Does the “Fees and Expenses” table on page 6 of the Registration Statement include estimates for such increased leverage?

RESPONSE: In response to the Staff’s comment, GECC notes for the Staff that the “Fees and Expenses” table does not include estimates for such increased leverage. However, as disclosed in GECC’s response to Comment 13 below, GECC has provided a leverage table illustrating the effect of leverage on returns from an investment in GECC’s common stock assuming various annual returns, and an amount of senior securities as permitted under the 150% asset coverage ratio test. Please see “Risk Factors—Risks Relating to Our Business and Structure—We may borrow money, which would magnify the potential for loss on amounts invested and may increase the risk of investing in us” in the Amended Registration Statement.

8.    The footnotes to the hypothetical expense example on page 7 of the Registration Statement appear to be reversed. For example, the first line of the calculation assumes the 5% return is entirely from capital gains, while the second line of the calculation assumes no incentive fee. Please also revise the lead in narrative to the hypothetical expense example to clearly describe the assumptions. For example, the lead in narrative states that total net annual expenses of 10.12% were used. This is only true for one of the calculations; 9.12% is the ratio used. In addition, please remove the term “net” and use the term total annual expenses to be consistent with the fee table.

U.S. Securities and Exchange Commission

Division of Investment Management

July 20, 2018

RESPONSE: As disclosed in GECC’s response to Comment 5, GECC has revised the example on page 7 of the Amended Registration Statement and has revised the corresponding disclosure.

Selected Financial Data, Page 8

9.    The “Net Increase (Decrease) in Net Assets Resulting from Operations” under “Per Share Data” for the year ended December 31, 2017 in the “Selected Financial Data” table on page 8 of the Registration Statement appears to be inconsistent with the corresponding value presented in the audited consolidated financial statements. Please clarify the inconsistency.

RESPONSE: In response to the Staff’s comment, GECC confirms the “Net Increase (Decrease) in Net Assets Resulting from Operations” under “Per Share Data” for the year ended December 31, 2017 in the “Selected Financial Data” table is consistent with the corresponding value presented in the consolidated statements of operations in the audited consolidated financial statements on page F-37 of the Amended Registration Statement.

The “Net Increase (Decrease) in Net Assets Resulting from Operations” value under “Per Share Data” for the year ended December 31, 2017 of (0.24) in the “Selected Financial Data” table of the Registration Statement differs from the corresponding value presented in “Note 11 – Financial Highlights” to the audited consolidated financial statements due to differing calculation methods. The (0.24) value under “Per Share Data” in the “Selected Financial Data” table of the Registration Statement was calculated in total by using the “Net Increase (Decrease) in Net Assets Resulting from Operations” value under “Statement of Operations Data” for the year ended December 31, 2017 of (2,754) in the “Selected Financial Data” table divided by the weighted average shares outstanding for the period. The corresponding (0.30) value presented in “Note 11 – Financial Highlights” to the audited consolidated financial statements is the sum of the three individually calculated component ratios: “Net investment income,” “Net realized gains” and “Net unrealized losses.”

10.    Please revise the “Dividends Declared” line item in the “Selected Financial Data” table on page 8 of the Registration Statement to read “Distributions Declared.”

RESPONSE: In response to the Staff’s comment, GECC has provided the revised disclosure on page 8 of the Amended Registration Statement.

11.    We note that Footnote 1 to the “Selected Financial Data” table on page 8 of the Registration Statement may be unnecessary, and could be omitted. Please delete or revise the footnote accordingly.

U.S. Securities and Exchange Commission

Division of Investment Management

July 20, 2018

RESPONSE: In response to the Staff’s comment, GECC has deleted prior Footnote 1 to the “Selected Financial Data” table in the Amended Registration Statement.

Risk Factors, Pages 9-11 and 18-19

12.    Please disclose in detail the accounting effects of the Avanti novation. For example, what will the effects be of the reversal of the substantial amount of accrued PIK income on the Existing Notes? For the quarter ended March 31, 2018, the interest income from the Avanti debt was 41% of GECC’s total investment income.

RESPONSE: As disclosed in GECC’s response to Comment 2, in connection with the Avanti restructuring, all accrued interest on the Notes through March 31, 2018 was converted into additional shares of Avanti common equity. As part of the restructuring, all holders of the Notes, including GECC, agreed to waive any interest on the Notes following April 1, 2018 and, as a result, no interest following such date was accrued. Consequently, there was no reversal of the amount of accrued PIK interest income on the Notes. Any realized gain or loss resulting from this debt-for-equity conversion will only be determined at such time as the as-converted Avanti common shares may be sold.

As of the Closing Date, GECC no longer receives PIK interest income on the Notes; however, GECC continues to receive PIK interest income from its portfolio investment in Avanti’s outstanding second lien senior secured notes due 2021 as described in the Amended Registration Statement. In connection with the restructuring, such notes became “pay-if-you-can,” such that interest on such notes is payable-in-kind unless Avanti has sufficient excess liquidity to pay such notes in cash.

13.    Please present a second leverage table using the same assumptions as the first, except that the amount of “senior securities outstanding” should be the full amount permitted under the 150% coverage requirement, which has been approved by shareholders.

RESPONSE: In response to the Staff’s comment, GECC added the requested disclosure on page 19 of the Amended Registration Statement.

14.    Please present the annual return that GECC’s portfolio must achieve to cover the annual interest on senior securities at a 150% asset coverage level and a 7.46% average cost of funds.

RESPONSE: In response to the Staff’s comment, GECC added the requested disclosure on page 19 of the Amended Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 44

U.S. Securities and Exchange Commission

Division of Investment Management

July 20, 2018

15.    Please disclose the amount of the interest income that was PIK for the three months ended March 31, 2018, as disclosed on page 44 of the Registration Statement.

RESPONSE: In response to the Staff’s comment, GECC added the requested disclosure on page 44 of the Amended Registration Statement.

General

16.    We note that GECC filed a Form 8-K on June 8, 2018 announcing the resignation of Michael J. Sell as Chief Financial Officer and Treasurer, and the appointment of John J. Woods as Mr. Sell’s successor. Please include updated disclosure in the Amended Registration Statement accounting for the change.

RESPONSE: GECC has provided updated disclosure accounting for the change in the Amended Registration Statement.

The Company, Page 67

17.    Regarding the following disclosure on page 67 of the Registration Statement:

“Pending investment in other types of ‘qualifying assets,’ as described above, our investments may consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which are referred to, collectively, as temporary investments, so that 70% of our assets, as applicable, are qualifying assets.”

Please add affirmative disclosure in the prospectus stating that “[t]he Company makes purchases that are consistent with its purpose of making investments in securities described in paragraphs 1 through 3 of Sec. 55(a) of the 1940 Act.” In addition, please consider discussing the substantial short term investment position in the MD&A.

RESPONSE: In response to the Staff’s comment, GECC added the requested disclosure on page 67 of the Amended Registration Statement. In addition, GECC acknowledges the Staff’s comment regarding discussion of the substantial short term investment position and will consider including such disclosure in future filings to the extent material.

Management, Pages 77 and 83

18.    The Registration Statement includes disclosure regarding Peter A. Reed’s current or former service as a director of each of Avanti and International Wire Group, Inc. (“IWG”), two of GECC’s portfolio companies. Please disclose the compensation, if any, Mr. Reed receives or has received for each of these positions, and consider whether the current disclosure in the Registration Statement sufficiently describes the potential conflicts of interest such arrangements may pose.

U.S. Securities and Exchange Commission

Division of Investment Management

July 20, 2018

RESPONSE: In response to the Staff’s comment, GECC notes for the Staff that Mr. Reed does not receive any compensation for his services as a director of Avanti. Mr. Reed ceased being a director of IWG in May 2017, and any compensation payable to Mr. Reed while serving as a director of IWG prior to May 2017 was paid directly to investment vehicles holding IWG equity securities over which Mr. Reed held investment discretion.

19.    We note that Footnote 2 to the “Compensation of Directors” table on page 83 of the Registration Statement discloses Mark C. Biderman’s retirement from GECC’s Board of Directors in November 2017, however a corresponding Form 8-K disclosing such retirement was not filed pursuant to Item 5.02(b) of Form 8-K. Please provide an explanation.

RESPONSE: In response to the Staff’s comment, GECC notes for the Staff that Mr. Biderman was not nominated to stand for re-election as a director in 2017 and, therefore, GECC did not have an obligation to file a Form 8-K. GECC acknowledges that pursuant to Item 5.02(b) of Form 8-K, the retirement, resignation or removal of a director, or a director’s refusal to stand for re-election, triggers a filing obligation. However, Question 117.04 of the Securities and Exchange Commission’s Form 8-K Questions and Answers of General Applicability states that if a registrant decides not to nominate a director for re-election at its annual meeting, a Form 8-K is not required. Mr. Biderman’s term as director expired in 2017. Following the expiration of his term, GECC nominated Michael C. Speller to succeed Mr. Biderman. Under these circumstances, GECC respectfully notes that it did not have an obligation to file a Form 8-K pursuant to Item 5.02(b). GECC has clarified the corresponding disclosure on page 83 of the Amended Registration Statement and deleted the reference to “retirement” in connection with the conclusion of Mr. Biderman’s term as director.

Consolidated Financial Statements

Consolidated Statements of Assets and Liabilities, Page F-36

20.    Please confirm that any amounts “Due from affiliates” listed in GECC’s Consolidated Statements of Assets and Liabilities are cash-settled on a quarterly basis. Please also provide the composition of any amounts “Due from affiliates.”

RESPONSE: In response to the Staff’s comment, GECC notes that the $692,000 in amounts “Due from affiliates” for the year ended December 31, 2017 is composed of legal, accounting and other fees and expenses incurred by GECC in connection with the offering and disposing of the secondary shares. As of the date of the Amended Registration Statement, the selling stockholders have reimbursed GECC for approximately $762,643 for fees and expenses invoiced to date in connection with the registration and disposition of the secondary shares. GECC has incurred, and estimates that it will incur, an additional $305,000 of fees and expenses for a total of approximately $1,072,790 of fees and expenses, all of which are required to be reimbursed by the selling stockholders under the Amended and Restated Registration Rights Agreement, dated as of November 4, 2016. Historically, GECC has not required cash-settlement on a quarterly basis. Moving forward, GECC intends to invoice these amounts on a quarterly basis or upon the occurrence of significant activities.

U.S. Securities and Exchange Commission

Division of Investment Management

July 20, 2018

Consolidated Schedule of Investments, Pages F-40 – F-44

21.    Please confirm that all applicable disclosure requirements of Footnote 8 to Item 12-12 of Regulation S-X related to restricted securities are included, or will be included in future filings, in GECC’s Consolidated Schedule of Investments.

RESPONSE: In response to the Staff’s comment, GECC confirms that all applicable disclosure requirements of Footnote 8 to Item 12-12 of Regulation S-X related to restricted securities will be included in future filings in GECC’s Consolidated Schedule of Investments.

22.    With respect to GECC’s investment in Avanti, as listed in GECC’s Consolidated Schedule of Investments, in future filings please revise the disclosure to more clearly reflect when the Avanti bond securities pay PIK interest, pursuant to the disclosure requirements set out in Footnote 4 to Item 12-12 of Regulation S-X.

RESPONSE: In response to the Staff’s comment, GECC notes that it will revise such disclosure in filings of future financial statements.

23.    With respect to GECC’s investment in the State Street Institutional Treasury Money Market Fund, as listed in GECC’s Consolidated Schedule of Investments, in future filings please disclose the specific amount of shares held in such fund.

RESPONSE: In response to the Staff’s comment, GECC notes that the State Street Institutional Treasury Money Market Fund is a $1.00 NAV fund, the “Par Amount / Quantity” reflected in the Consolidated Schedule of Investments represents the specific number of shares held.

24.    We note that GECC’s investment in each of Luling Lodging, LLC and The Selling Source, LLC, as listed in GECC’s Consolidated Schedule of Investments, matured in December 2017. Please explain why these investments remain on the Consolidated Schedule of Investments.

RESPONSE: In response to the Staff’s comment, GECC notes that the amounts due for both Luling Lodging, LLC and The Selling Source, LLC have not been repaid in full and, thus, remain on the Consolidated Schedule of Investments. GECC is currently in negotiations with both entities regarding settlements of outstanding amounts.

Note 2 – Significant Accounting Policies, Pages F-50 – F-53

25.    In future filings, please identify whether GECC has any investments with exit fees in the schedule of investments, and describe the terms of any such exit fees.

U.S. Securities and Exchange Commission

Division of Investment Management

July 20, 2018

RESPONSE: In response to the Staff’s comment, GECC notes that it will include such disclosure in filings of future financial statements.

Note 4 – Fair Value Measurement, Page F-57

26.    In future filings, please bifurcate the valuation techniques in the fair value hierarchy chart per guidance provided at the AICPA expert panel meeting on November 8, 2012.

RESPONSE: In response to the Staff’s comment, GECC notes that it will revise such disclosure in filings of future financial statements.

Note 5 – Debt, Page F-60

27.    In future filings, please provide the asset coverage calculations and confirm that asset coverage was calculated in accordance with the guidance provided at the AICPA expert panel meeting on November 17, 2015.

RESPONSE: In response to the Staff’s comment, GECC notes that it will include such disclosure in filings of future financial statements.

Note 11 – Financial Highlights, Pages F-68 – F-69

28.    In future filings, please include per share market value in the Financial Highlights table, as required pursuant to Item 4 of Form N-2.

RESPONSE: In response to the Staff’s comment, GECC notes that it will include such disclosure in filings of future financial statements.

29.    In future filings, please only include ratios under “Ratio/Supplemental Data” in the Financial Highlights table that are required by Form N-2. Any other ratio may be displayed in the footnotes to the table.

RESPONSE: In response to the Staff’s comment, GECC notes that it will revise such disclosure in filings of future financial statements.

30.    In future filings, consider moving Footnote 4 in the Financial Highlights table to the column of the applicable period, rather than indicating that the footnote applies to all periods presented in the table.

RESPONSE: In response to the Staff’s comment, GECC notes that it will revise such disclosure in filings of future financial statements.

U.S. Securities and Exchange Commission

Division of Investment Management

July 20, 2018

31.    The “Ratio of total expenses to average net assets before waiver” for the year ended December 31, 2017 in the Financial Highlights table should include tax expense and should therefore be 7.95%, and not 7.87%.

RESPONSE: In response to the Staff’s comment, GECC notes that it will include tax expense under “Ratio of total expenses to average net assets before waiver” in filings of future financial statements.

Note 12 – Affiliated and Controlled Investments, Page F-69

32.    Please explain why the “Change in Net Unrealized Gain (Loss)” for the twelve months ended December 31, 2017 differs from the “Net Unrealized Gain (Loss)” for the same period.

RESPONSE: In response to the Staff’s comment, GECC notes that the “Change in Net Unrealized Gain (Loss)” differs from the “Net Unrealized Gain (Loss)” due to the fact that the position had a small unrealized gain as of December 31, 2016. In future filings, we will modify the presentation such that both unrealized amounts match.

33.    Please confirm GECC performs the significant subsidiary test as set forth in Item 1-02(w) of Regulation S-X on a quarterly basis. Please also provide the significant subsidiary test for PE Facility Solutions, LLC.

RESPONSE: In response to the Staff’s comment, GECC confirms that it performs the significant subsidiary test as set forth in Item 1-02(w) of Regulation S-X on a quarterly basis. As of March 31, 2018, the results of the significant subsidiary test for PE Facility Solutions, LLC was: 6.73% for the investment test, 3.31% for the total assets test and 5.21% for the pre-tax income test.

* * * * *

GECC believes that the information contained in this response letter, together with the Amended Registration Statement, is responsive to the oral comments received from the Staff on June 26, 2018 and June 28, 2018.

Should you have any questions, please contact Rory T. Hood at Jones Day at (212) 326-3814 or by email: rhood@jonesday.com.

Thank you for your attention to this matter.

Very truly yours,

/s/ Adam M. Kleinman
Adam M. Kleinman
Chief Compliance Officer and Secretary

cc:	Rory T. Hood
Jones Day